Mail Stop 4561

      							June 13, 2005

Via U.S. Mail and Fax (415) 982-1401
Mr. Alan K. Geddes
Chief Financial Officer
One Link 4 Travel, Inc.
One Market Plaza
Spear Tower, 36th Floor
San Francisco, CA 94105

	RE:	One Link 4 Travel, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed April 15, 2005
		Form 10-KSB/A
		Form 10-QSB for the quarterly period ended March 31,
2005
		File No. 0-50044

Dear Mr. Geddes:

      We have reviewed the above referenced filings and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Item 6. Management`s Discussion and Analysis or Plan of Operation

Liquidity and capital resources, page 21

1. Please clarify to us the status of the convertible notes. In one sentence it appears that the notes mature on February 28, 2005, but another sentence implies that they are still outstanding at a later date.

Report of Independent Registered Public Accounting Firm, page 25

2. Please confirm to us that you have received a manually signed audit report from your auditors. In future filings please provide the signature of the auditor within the auditor`s report.

Consolidated Statement of Stockholders` Deficit, page 29

3. Explain to us what is meant by the line item "common stock paid for but not issued" in 2002. Also, clarify whether the stock was issued subsequent to 2002.

4. Please explain to us why the receipt of cash for common stock receivable results in a debit to additional paid in capital in 2004.
Also, please explain the accounting entries recorded over the past two years related to stock issued with no cash being received.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

							Sincerely,



							Daniel L. Gordon
							Branch Chief
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Mr. Alan K. Geddes
One Link 4 Travel, Inc.
June 13, 2005
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